FIRST ADDENDUM
TO
CUSTODY AGREEMENT
Between
FAIRHOLME FUNDS, INC.
and
U.S. BANK NATIONAL ASSOCIATION

By this First Addendum to the Custody Agreement (the “Agreement”) dated December 18, 2006, Fairholme Funds, Inc. (the “Company”) and U.S. Bank National Association (the “Custodian) agree to the following modifications to their Custody Agreement in the event a trade has failed.  In the event of any conflicts or inconsistencies between the terms of the Agreement and this First Addendum, the terms of this First Addendum shall prevail.

WHEREAS, the Fund desires to segregate settlement proceeds in a separate account in the name of the Fund; and
WHEREAS, the Fund desires to manage those settlement proceeds until such time as the underlying security(ies) is/are actually delivered to the Custodian;

NOW, THEREFORE, the parties agree as follows:

1.
Custodian will establish a segregated sub-account for the Fund and for the benefit of the Fund and, as agreed to by both the Fund and Custodian, place into the segregated sub-account monies set aside for the purchase of securities that a broker has failed to deliver on contractual settlement date.

2.
Custodian agrees, initially, to deposit the monies committed for the purchase of 2,433,500 shares of Sears Holding Company (SHLD) that were scheduled for various settlement dates prior to the date of this Agreement.

3.
The Fund agrees that it has sole investment management responsibility for any monies in this segregated sub-account and shall invest them in United States Treasury Bills (“T-Bills”) eligible for same day settlement until such time as the security(ies) is/are actually delivered.

4.	Once the security(ies) is/are actually delivered, the Fund will sell the underlying T-Bills and the Custodian will debit the sub-account to cover the purchase(s).
5.
If there are insufficient monies in the segregated sub-account on actual settlement date of any security whose purchase amounts have been placed in this account to pay for the delivered security, the sub-account will still be debited and an overdraft created for the short-fall.  The Fund will be responsible for any overdraft created and the interest on such overdraft.

6.	The parties agree that any interest earned on the monies placed in the sub-account will accrue to the benefit of the Fund.

Executed this 17th day of July, 2008.

Fairholme Funds, Inc.	U.S. Bank, N.A.
By:	By:

/s/ Paul R. Thompson	/s/ Mike McVoy

Name: Paul R. Thompson	Name: Mike McVoy

Title: Treasurer	Title: Vice President